Putnam Minnesota Tax Exempt Income Fund, May 31, 2009, annual report

In April 2009, FASB issued FASB Staff Position FSP FAS 157 4 which amends FASB Statement No. 157, Fair Value Measurements, and is effective for interim and annual periods ending after June 15, 2009. FSP FAS 157 4 provides additional guidance when the volume and level of activity for the asset or liability measured at fair value has significantly decreased. Additionally, FSP FAS 157 4 expands disclosure by reporting entities with respect to categories of assets and liabilities carried at fair value. Putnam Management believes applying the provisions of FSP FAS 157 4 will not have a material impact on the funds financial statements.